EXHIBIT D(II)

OLD WESTBURY FUNDS, INC.

AMENDMENT NO. 1

TO

INVESTMENT ADVISORY AGREEMENT

This Amendment No. 1 to Investment Advisory Agreement dated as of September 1, 2005 (“Amendment”) by and between Old Westbury Funds, Inc. (the “Fund”), a Maryland corporation with its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219, and Bessemer Investment Management LLC (the “Adviser”), a Delaware limited liability company with its principal place of business at 630 Fifth Avenue, New York, New York 10111.),

WITNESSETH:

WHEREAS, the Fund and the Adviser have heretofore entered into the Investment Advisory Agreement (the “Agreement”) dated as of March 16, 2005 with respect to the Portfolios of the Fund set forth in the Agreement; and

WHEREAS, the Fund and the Adviser desire to conform the advisory agreements with respect to the other portfolios of the Fund to the Agreement, and to this end the parties desire to add the other portfolios of the Fund to the schedule of portfolios governed by the Agreement; and

WHEREAS, the Fund and the Adviser desire to amend Schedule A to the Agreement to include the other portfolios of the Fund and to specify the advisory fee rates for such other portfolios;

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1. Schedule A to the Agreement is hereby amended and restated to read in its entirety as the attached Schedule A.

2. This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements with respect to the subject matter of this Amendment.

3. Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as expressly amended by this Amendment, the provisions of the Agreement remain in full force and effect (including, without limitation, the term of the Agreement).

4. This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the day and year first above written.

OLD WESTBURY FUNDS, INC.

By:	/s/ Peter C. Artemiou
Peter C. Artemiou
Vice President

BESSEMER INVESTMENT MANAGEMENT LLC

By:	/s/ Marc D. Stem
Marc D. Stem
President

SCHEDULE A

Portfolio Name	Advisory Fee Rate
Average Net Assets

Large Cap Equity Fund	First $500 million — 0.70% Second $500 to $1 billion —0.65% Over 1 billion — 0.60%

Mid Cap Equity Fund	First $500 million — 0.70% Second $500 to $1 billion — 0.65% Over 1 billion — 0.60%

International Fund	First $500 million — 0.80% Second $500 to $1 billion — 0.75% Over 1 billion — 0.70%

Fixed Income Fund	First $500 million — 0.45% Second $500 to $1 billion — 0.40% Over 1 billion — 0.35%

Municipal Bond Fund	First $500 million — 0.45% Second $500 to $1 billion — 0.40% Over 1 billion — 0.35%

Small Cap Fund	0.85%

Global Real Return Fund	0.85%